UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 5, 2009

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 5, 2009, Dollar Tree, Inc. issued a press release regarding its fiscal third quarter 2009 sales results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated November 5, 2009, issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 5, 2009

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 – Press Release dated November 5, 2009, issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE THIRD QUARTER COMPARABLE-STORE SALES INCREASE 6.5%

CHESAPEAKE, Va. – November 5, 2009 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, reported consolidated net sales of $1.25 billion for the quarter ended October 31, 2009 ("third quarter"), a 12.1% increase compared to the $1.11 billion reported for the quarter ended November 1, 2008. Comparable-store sales for the third quarter increased 6.5% on top of a 6.2% increase reported for the third quarter last year.

"Our sales momentum continued in the third quarter, driven by increased traffic," said President and CEO Bob Sasser. "Leading categories in the third quarter included health and beauty care basics, household consumables and party supplies. In addition, our seasonal performance was terrific from Back-to-School through Halloween as Dollar Tree remains the destination for incredible seasonal values."

The Company will provide more detailed information about its third quarter operating results and provide guidance for the fourth quarter during its upcoming earnings conference call scheduled for Tuesday, November 24, 2009, 9:00 a.m. EST. The telephone number for the call is 888-812-8534. A recorded version of the call will be available until midnight Tuesday, December 1, and may be accessed by dialing 888-203-1112 and the access code is 7588042. International callers may dial 719-457-0820 and the access code is 7588042. A webcast of the call will be accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events.

Dollar Tree, a Fortune 500 Company, operated 3,803 stores in 48 states as of October 31, 2009, compared to a total of 3,572 stores in 48 states a year ago. During the third quarter of 2009, the Company opened 94 stores, closed 8 stores, and expanded or relocated 33 stores. The Company's retail selling square footage totaled approximately 32.3 million at October 31, 2009, a 7.2% increase compared to a year ago. The Company also operates a coast-to-coast logistics network of nine distribution centers. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release may contain "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 26, 2009 and our Quarterly Report on Form 10-Q filed August 26, 2009. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com